UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Ebix, Inc.
(Name of Issuer)

Common Stock, par value $0.10 per share
(Title of Class of Securities)

278715206
(CUSIP Number)

Ben I. Adler, Esq.
Goldman, Sachs & Co.
200 West Street
New York, NY 10282
(212) 902-1000

With a copy to:

John D. Amorosi, Esq.
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017
(212) 450-4000

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

June 19, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box   ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 278715206	13D

1	NAME OF REPORTING PERSONS The Goldman Sachs Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 47,204
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 47,204
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 47,204
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.13%1
14	TYPE OF REPORTING PERSON HC-CO

1 Based on 37,169,961 shares of Common Stock outstanding, which is the number of shares of Common Stock disclosed by the Issuer, in its Quarterly Report on Form 10-Q filed on May 10, 2013, to be outstanding as of the close of business on May 8, 2013 (the “Reported Shares Outstanding”).

CUSIP No. 278715206	13D

1	NAME OF REPORTING PERSONS Goldman, Sachs & Co.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 47,204
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 47,204
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 47,204
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.13%2
14	TYPE OF REPORTING PERSON BD-PN-IA

2 Based on the Reported Shares Outstanding.

CUSIP No. 278715206	13D

1	NAME OF REPORTING PERSONS Broad Street Principal Investments, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 278715206	13D

1	NAME OF REPORTING PERSONS Exchange Parent Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 278715206	13D

1	NAME OF REPORTING PERSONS Exchange Merger Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON CO

Explanatory Note

On May 1, 2013, Exchange Parent Corp. (“Parent”), Exchange Merger Corp. (“Merger Sub”) and Ebix, Inc. (the “Issuer” or the “Company”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) under which, subject to the satisfaction or waiver of the conditions as set forth therein, at the effective time of the merger, Merger Sub was to be merged with and into the Issuer with the Issuer surviving the merger.

On June 19, 2013, the Company announced that, pursuant to a Termination and Settlement Agreement dated June 19, 2013 (the “Termination and Settlement Agreement”) by and among Parent, Merger Sub, Broad Street Principal Investments, L.L.C. (“Broad Street” or “Sponsor”), the Issuer, Mr. Robin Raina, the Company’s Chief Executive Officer, the Robin Raina Foundation (and, collectively with Mr. Robin Raina, the “Raina Investors”), and the Rennes Fondation, the Merger Agreement had been terminated.  In connection with and as a result of the Termination and Settlement Agreement, the Limited Guaranty, the Rollover Letter Agreement, the Investment Letter Agreement, the Employment Agreement between Mr. Robin Raina and Parent, and the Voting Agreements (each as defined in the Merger Agreement and, collectively, the “Ancillary Agreements”) and the Debt Commitment Letters (as defined in the Merger Agreement) were terminated pursuant to their respective terms.

This Amendment No. 1 to Schedule 13D amends and restates the Schedule 13D filed on May 10, 2013 (the “Schedule 13D”) by the Reporting Persons (as defined in Item 2 below) to reflect the termination of the Merger Agreement and the resulting termination of the Reporting Persons’ various rights and obligations in connection with the Merger Agreement and the Ancillary Agreements.  This is the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons.

Item 1.      Security and Issuer.

This statement relates to shares of common stock, par value $0.10 per share (the “Common Stock”), of the Issuer.  The principal executive offices of the Issuer are located at 5 Concourse Parkway, Suite 3200, Atlanta, Georgia 30328.

Item 2.      Identity and Background.

This statement is being filed by The Goldman Sachs Group, Inc. (“GS Group”), Goldman, Sachs & Co. (“Goldman Sachs”), Broad Street, Parent and Merger Sub (collectively, the “Reporting Persons”).

Neither the present filing nor anything contained herein shall be construed as an admission that any Reporting Person constitutes a “person” for any purpose other than for compliance with Section 13(d) of the Act.

GS Group is a Delaware corporation and bank holding company that (directly and indirectly through subsidiaries or affiliated companies or both) is a leading global investment banking, securities and investment management firm. Goldman Sachs, a New York limited partnership, is an investment banking firm and a member of the New York Stock Exchange and other national exchanges.  Goldman Sachs is a wholly-owned subsidiary of GS Group.

Broad Street, a Delaware limited liability company, was formed for the purpose of investing in equity, equity-related and similar securities or instruments, including debt or other securities or instruments with equity-like returns or an equity component.  Broad Street is a wholly-owned subsidiary of GS Group. Parent, a Delaware corporation, is a wholly-owned subsidiary of Broad Street.  Merger Sub, a Delaware corporation, is a wholly-owned subsidiary of Parent.  The principal address of each Reporting Person is 200 West Street, New York, New York 10282-2198.

The name, business address, present principal occupation or employment and citizenship of each director of GS Group are set forth in Schedule I hereto and are incorporated herein by reference.  The name, business address, present principal occupation or employment and citizenship of each executive officer of Broad Street are set forth in Schedule II-A hereto and are incorporated herein by reference.  The name, business address, present principal occupation or employment and citizenship of each member of the Corporate Investment Committee of the Merchant Banking Division of Goldman Sachs, which exercises the authority of Goldman Sachs in managing Broad Street, are set forth in Schedule II-B hereto and are incorporated herein by reference.  The name, business address, present principal occupation or employment and citizenship of the sole director and each executive officer of Parent and Merger Sub are set forth in Schedule II-C  hereto and are incorporated herein by reference.

During the last five years, none of the Reporting Persons, nor, to the knowledge of each of the Reporting Persons, any of the persons listed on Schedules I, II-A, II-B, or II-C (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) except as set forth on Schedule III hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

The Reporting Persons have entered into a Joint Filing Agreement in connection with this Schedule 13D, a copy of which is attached as Exhibit 7.01 hereto.

Item 3.    Source and Amount of Funds or Other Consideration.

The source of funds for the purchases of securities described in Item 5(a) below was the available funds of Goldman Sachs or another wholly-owned broker or dealer subsidiary of GS Group.

Item 4.     Purpose of Transaction.

On June 19, 2013, Parent, Merger Sub, Broad Street, the Issuer, the Raina Investors and the Rennes Fondation entered into an agreement terminating the Merger Agreement (the “Termination and Settlement Agreement”).  Under the Termination and Settlement Agreement, the parties agreed to release each other from all claims and actions arising out of or related to the Merger Agreement, the Ancillary Agreements and the transactions contemplated thereby.  Pursuant to their respective terms, the Ancillary Agreements and the Debt Commitment Letters were also terminated upon the termination of the Merger Agreement.

The foregoing summary of the Termination and Settlement Agreement does not purport to be complete and is qualified in its entirety by reference to Exhibit 7.02, which is incorporated by reference in its entirety into this Item 4.

Item 5.     Interest in Securities of the Issuer.

(a) As of June 19, 2013, the Reporting Persons may be deemed to beneficially own 47,204 shares of Common Stock, which were acquired in ordinary course trading activities by Goldman Sachs or another wholly-owned broker or dealer subsidiary of GS Group.  Such 47,204 shares of Common Stock constitute approximately 0.13% of the outstanding shares of Common Stock, based on the Reported Shares Outstanding.

In accordance with Securities and Exchange Commission Release No. 34-395538 (January 12, 1998) (the “Release”), this filing reflects the securities beneficially owned by certain operating units (collectively, the “Goldman Sachs Reporting Units”) of GS Group and its subsidiaries and affiliates (collectively, “GSG”). This filing does not reflect securities, if any, beneficially owned by any operating units of GSG whose ownership of securities is disaggregated from that of the Goldman Sachs Reporting Units in accordance with the Release. The Goldman Sachs Reporting Units disclaim beneficial ownership of the securities beneficially owned by (i) any client accounts with respect to which the Goldman Sachs Reporting Units or their employees have investment discretion, and (ii) certain investment entities of which the Goldman Sachs Reporting Units acts as the general partner, managing general partner or other manager, to the extent interests in such entities are held by persons other than the Goldman Sachs Reporting Units.

(b) Each Reporting Person shares the power to vote or direct the vote and to dispose or direct the disposition of shares of Common Stock beneficially owned by such Reporting Person as indicated herein.

(c) No transactions in the Common Stock were effected by the Reporting Persons or, to the knowledge of any of the Reporting Persons, any of the persons listed on Schedule I, Schedule II-A, Schedule II-B, and Schedule II-C hereto, since the Schedule 13D filed on May 10, 2013.

(d) Except for clients of Goldman Sachs who may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock, if any, held in managed accounts, no other person is known by any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock.

(e) As of June 19, 2013, as a result of entry into the Termination and Settlement Agreement, the Reporting Persons could not be deemed to be part of a “group,” and therefore, could not be deemed to have beneficial ownership of greater than 5% of the Common Stock.

Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 3, 4 and 5 above is incorporated by reference in its entirety into this Item 6.

On February 22, 2013, Goldman Sachs International (“GSI”), an indirect wholly-owned subsidiary of GS Group, entered into a separate cash-settled swap agreement (the “Agreements”) with four different counterparties unaffiliated with GS Group for which the Common Stock is the reference security, with respect to an aggregate of

16,000 shares of Common Stock (3,600, 4,400, 5,600 and 2,400 shares, respectively).  The Agreements provide for a payment at maturity by GSI or the relevant counterparty, as applicable, based on changes in the price of the Common Stock and any dividends declared by the Company during the term of the respective position netted against an amount which varies based on changes in interest  rates.  The Agreements will terminate three business days after February 23, 2015; however, optional early termination may, absent an event of default, be exercised by the respective counterparties at any time.  The Agreements do not give the Reporting Persons direct or indirect voting, investment or dispositive power over any securities of the Company.  Accordingly, the number of shares of Common Stock stated as beneficially owned by the Reporting Persons in this Schedule 13D does not include any ownership as a result of such Agreements, and the Reporting Persons disclaim any beneficial ownership of any Common Stock covered by the Agreements.

Goldman Sachs, GS Group or their subsidiaries may, from time to time, in the ordinary course of business, including as a broker, dealer, bank or investment advisor, be party to, enter into or unwind certain cash settled equity derivatives or similar contractual arrangements which provide indirect economic exposure to, but do not give Goldman Sachs, GS Group or their subsidiaries direct or indirect voting, investment or dispositive power over, securities of the Issuer and which may be significant in amount.  The profit, loss and/or return on such contracts may be wholly or partially dependent on the market value of the securities of the Issuer, the relative value of the securities of the Issuer in comparison to one or more other financial instruments, indexes or securities, a basket or group of securities in which the securities of the Issuer may be included, or a combination of any of the foregoing.  Accordingly, the Reporting Persons disclaim any beneficial ownership in the securities that may be referenced in such contracts.

Item 7.     Material to Be Filed as Exhibits.

Exhibit 7.01	Joint Filing Agreement, dated as of May 10, 2013, by and among the Reporting Persons (incorporated by reference to Exhibit 7.02 to Schedule 13D of the Reporting Persons filed on May 10, 2013)
Exhibit 7.02
Termination and Settlement Agreement, dated as of June 19, 2013, entered into by Parent, Merger Sub, Broad Street, the Issuer, the Raina Investors and the Rennes Fondation (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer on June 21, 2013)

Exhibit 7.03	Powers of Attorney (incorporated by reference to Exhibit 7.10 to Schedule 13D of the Reporting Persons filed on May 10, 2013)

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 21, 2013

THE GOLDMAN SACHS GROUP, INC.

By: /s/ Yvette Kosic
Name: Yvette Kosic
Title: Attorney-in-fact

GOLDMAN, SACHS & CO.

By: /s/ Yvette Kosic
Name: Yvette Kosic
Title: Attorney-in-fact

BROAD STREET PRINCIPAL INVESTMENTS, L.L.C.

By: /s/ Yvette Kosic
Name: Yvette Kosic
Title: Attorney-in-fact

EXCHANGE PARENT CORP.

By: /s/ Yvette Kosic
Name: Yvette Kosic
Title: Attorney-in-fact

EXCHANGE MERGER CORP.

By: /s/ Yvette Kosic
Name: Yvette Kosic
Title: Attorney-in-fact

SCHEDULE I

The name of each  director of The Goldman  Sachs  Group,  Inc. is set forth below.

The business address of each person listed below is c/o Goldman, Sachs & Co., 200 West Street, New York, NY  10282.

Each person is a citizen of the United  States of America  except for Claes Dahlback, who is a citizen of Sweden, and Lakshmi N. Mittal, who is a citizen of India.  Adebayo O. Ogunlesi is also a citizen of Nigeria. The present  principal occupation  or  employment of each of the listed persons is set forth below.

Name	Present Principal Occupation

Lloyd C. Blankfein	Chairman of the Board and Chief Executive Officer of The Goldman Sachs Group, Inc.

Gary D. Cohn	President and Chief Operating Officer of The Goldman Sachs Group, Inc.

M. Michele Burns	Chief Executive Officer of the Retirement Policy Center

Claes Dahlback	Senior Advisor to Investor AB and Foundation Asset Management

William W. George	Professor of Management Practice at the Harvard Business School and Former Chairman and Chief Executive Officer of Medtronic, Inc.

James A. Johnson	Chairman of Johnson Capital Partners

Lakshmi N. Mittal	Chairman and Chief Executive Officer of ArcelorMittal S.A.

Adebayo O. Ogunlesi	Chairman and Managing Partner of Global Infrastructure Partners, LLP

James J. Schiro	Former Chief Executive Officer of Zurich Insurance Group Ltd.

Debora L. Spar	President of Barnard College

Mark Edward Tucker	Executive Director, Group Chief Executive Officer and President of AIA Group Limited

David A. Viniar	Former Chief Financial Officer of The Goldman Sachs Group, Inc.

SCHEDULE II-A

The name, position and present principal occupation of each executive officer of Broad Street Principal Investments, L.L.C. are set forth below.

The business address for all the executive officers listed below is c/o Goldman, Sachs & Co., 200 West Street, New York, New York 10282, except as follows: The business address of each of Philippe Camu James R. Garman, Martin A. Hintze, James H. Reynolds, Andrew E. Wolff, Matteo Botto Poala, Richard J. Butland, Matthias Hieber, Steffen Kastner, Philippe H. Lenoble, Peter R. Lyneham, Heather L. Mulahasani, Jan Petzel, Richard Spencer, Michele Titi-Cappelli, Michael M. Furth, and Penny McSpadden is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England. The business address of each of Stephanie Hui, Sean Fan, Wanlin Liu and Richard Zhu is Cheung Kong Center, 68th Floor, 2 Queens Road, Central, Hong Kong. The business address of each of Joseph P. DiSabato, Peter J. Perrone and Raheel Zia is 555 California Street, San Francisco, CA 94104.  The business address of each of Thomas Ferguson and Patrick Tribolet is 6011 Connection Drive, Irving, TX  75039.  The business address of each of Ankur Sahu and Vishal Bakshi is Rational House, 951-A, Appasaheb Marathe Marg, Prabhadevi, Mumbai 400 025, India.  The business address of Steven R. Sher is Level 42, Governor Phillip Tower, 1 Farrer Place, Sydney NSW 2000, Australia.  The business address of each of Tianqing Li, Jean Qing Liu, Richard Zhu is Winland International Center, 7 Finance Street, Xicheng District, Beijing 100033,  People’s Republic of China.  The business address of  each of  Mitchell S. Weiss, Jason Levesque, Mark G. Riemann, Getty Chin and Kirsten Frivold is 30 Hudson Street, Jersey city, NJ  07302-4699.

All executive officers listed below are United States citizens, except as follows: James H. Reynolds is a citizen of France; Adrian M. Jones and Michael M. Furth are citizens of Ireland; Martin Hintze, Steffen Kastner, Jan Petzel and Oliver Thym are citizens of Germany; Julian C. Allen, Richard J. Butland, Stephanie Hui, Heather L. Mulahasani, Steven R. Sher. Richard Spencer and Raheel Zia are citizens of the United Kingdom; Philippe Camu and Philippe H. Lenoble are citizens of Belgium; Matteo Botto Poala and Michele Titi-Cappelli are citizens of Italy; Ankur Sahu, and Vishal Bakshi are citizens of India, Peter Lyneham is a citizen of Australia, Nicole Agnew is a citizen of Canada, Matthias Hieber is a citizen of Austria, Sean Fan is a citizen of the People’s Republic of China and Jean Qing Liu, Wanlin Liu, Tianquing Li and  Richard Zhu are citizens of the People’s Republic of China (Hong Kong permanent resident).

Name	Position	Present Principal Occupation

Richard A. Friedman	Director and President	Managing Director of Goldman, Sachs & Co.

Philippe Camu	Vice President	Managing Director of Goldman Sachs International

Thomas G. Connolly	Vice President	Managing Director of Goldman, Sachs & Co.

Jack F. Daly	Vice President	Managing Director of Goldman, Sachs & Co.

Joseph P. DiSabato	Vice President	Managing Director of Goldman, Sachs & Co.

Elizabeth C. Fascitelli	Vice President	Managing Director of Goldman, Sachs & Co.
and Treasurer

James R. Garman	Vice President	Managing Director of Goldman Sachs International

Bradley J. Gross	Vice President	Managing Director of Goldman, Sachs & Co.

Martin A. Hintze	Vice President	Managing Director of Goldman Sachs International

Stephanie Hui	Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.

Adrian M. Jones	Vice President	Managing Director of Goldman, Sachs & Co.

Alan S. Kava	Vice President	Managing Director of Goldman, Sachs & Co.

Michael E. Koester	Vice President	Managing Director of Goldman, Sachs & Co.

Scott Lebovitz	Vice President	Managing Director of Goldman, Sachs & Co.

Sanjeev K. Mehra	Vice President	Managing Director of Goldman, Sachs & Co.

Kenneth A. Pontarelli	Vice President	Managing Director of Goldman, Sachs & Co.

Sumit Rajpal	Vice President	Managing Director of Goldman, Sachs & Co.

James H. Reynolds	Vice President	Managing Director of Goldman Sachs International

Ankur Sahu	Vice President	Managing Director of Goldman Sachs (India) Securities
Private Limited

Andrew E. Wolff	Vice President	Managing Director of Goldman Sachs International

Nicole Agnew	Vice President	Managing Director of Goldman, Sachs & Co.

Julian C. Allen	Vice President	Managing Director of Goldman, Sachs & Co.

Vishal Bakshi	Vice President	Managing Director of Goldman Sachs (India) Securities
Private Limited

Matteo Botto Poala	Vice President	Managing Director of Goldman Sachs International

Richard J. Butland	Vice President	Managing Director of Goldman Sachs International

T.J. Carella	Vice President	Managing Director of Goldman, Sachs & Co.

David Castelblanco	Vice President	Managing Director of Goldman, Sachs & Co.

Christopher A. Crampton	Vice President	Managing Director of Goldman, Sachs & Co.

Sean Fan	Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.

Thomas Ferguson	Vice President	Managing Director of Goldman, Sachs & Co.

Jeffrey M. Fine	Vice President	Managing Director of Goldman, Sachs & Co.

Charles H. Gailliot	Vice President	Managing Director of Goldman, Sachs & Co.

Matthias Hieber	Vice President	Managing Director of Goldman Sachs International

Jonathan Hunt	Vice President	Managing Director of Goldman, Sachs & Co.

Walt Jackson	Vice President	Managing Director of Goldman, Sachs & Co.

Steffen Kastner	Vice President	Managing Director of Goldman Sachs International

Philippe H. Lenoble	Vice President	Managing Director of Goldman Sachs International

Tianqing Li	Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.

Jean Qing Liu	Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.

Wanlin Liu	Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.

Peter R. Lyneham	Vice President	Managing Director of Goldman Sachs International

Heather L. Mulahasani	Vice President	Managing Director of Goldman Sachs International

Eric Muller	Vice President	Managing Director of Goldman, Sachs & Co.

Elizabeth A. Overbay	Vice President	Managing Director of Goldman, Sachs & Co.

Edward Pallesen	Vice President	Managing Director of Goldman, Sachs & Co.

Peter J. Perrone	Vice President	Managing Director of Goldman, Sachs & Co.

Jan Petzel	Vice President	Managing Director of Goldman Sachs International

Steven R. Sher	Vice President	Managing Director of Goldman Sachs Australia Pty Ltd.

Richard Spencer	Vice President	Managing Director of Goldman Sachs International

Michele Titi-Cappelli	Vice President	Managing Director of Goldman Sachs International

Oliver Thym	Vice President	Managing Director of Goldman, Sachs & Co.

Peter Vermette	Vice President	Managing Director of Goldman, Sachs & Co.

Peter A. Weidman	Vice President	Managing Director of Goldman, Sachs & Co.

Richard Zhu	Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.

Raheel Zia	Vice President	Managing Director of Goldman, Sachs & Co.

John E. Bowman	Vice President	Managing Director of Goldman, Sachs & Co.

Michael M. Furth	Vice President	Managing Director of Goldman Sachs International

Eric Goldstein	Vice President	Managing Director of Goldman, Sachs & Co.
and Secretary

Penny McSpadden	Vice President	Managing Director of Goldman Sachs International

Laurie E. Schmidt	Vice President	Managing Director of Goldman, Sachs & Co.

Patrick Tribolet	Vice President	Managing Director of Goldman, Sachs & Co.

Anthony Cacioppo	Vice President	Vice President of Goldman, Sachs & Co.

Kathryn Ford	Vice President	Vice President of Goldman, Sachs & Co.

Tracy Sellers	Vice President	Vice President of Goldman, Sachs & Co.

Clayton Wilmer	Vice President	Vice President of Goldman, Sachs & Co.

Mark Lucas	Vice President,	Vice President of Goldman, Sachs & Co.
Assistant Secretary &
General Counsel

Mitchell S. Weiss	Vice President &	Managing Director of Goldman, Sachs & Co.
Assistant Treasurer

Jason Levesque	Vice President &	Vice President of Goldman, Sachs & Co.
Assistant Treasurer

Mark G. Riemann	Vice President &	Vice President of Goldman, Sachs & Co.
Assistant Treasurer

Getty Chin	Assistant Treasurer	Managing Director of Goldman, Sachs & Co.

Kirsten Frivold	Assistant Treasurer	Vice President of Goldman, Sachs & Co.

SCHEDULE II-B

The name and principal occupation of each member of the Corporate Investment Committee of the Merchant Banking Division of Goldman, Sachs & Co., which exercises the authority of Goldman, Sachs & Co. in managing  Broad Street Principal Investments, L.L.C. are set forth below.

The business address for each member listed below is c/o Goldman, Sachs & Co., 200 West Street, New York, New York 10282, except as follows: The business address of each of  Martin A. Hintze, James Reynolds and Andrew E. Wolff is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England. The business address of each of Stephanie Hui is Cheung Kong Center, 68th Floor, 2 Queens Road, Central, Hong Kong. The business address of  Ankur A. Sahu  is Rational House, 951-A Appasaheb Marathe Marg, Prabhadevi, Mumbai 400 025, India.

All members listed below are United States citizens, except as follows: Stephanie Hui is a citizen of the United Kingdom; James Reynolds is a citizen of France; Adrian M. Jones is a citizen of Ireland; Martin A. Hintze is a citizen of Germany; and Ankur A. Sahu and Sumit Rajpal are citizens of India.

Name	Present Principal Occupation

Richard A. Friedman	Managing Director of Goldman, Sachs & Co.

Thomas G. Connolly	Managing Director of Goldman, Sachs & Co.

John F. Daly	Managing Director of Goldman, Sachs & Co.

Joe DiSabato	Managing Director of Goldman, Sachs & Co.

Elizabeth C. Fascitelli	Managing Director of Goldman, Sachs & Co.

Joseph H. Gleberman	Managing Director of Goldman, Sachs & Co.

Bradley J. Gross	Managing Director of Goldman, Sachs & Co.

Martin A Hintze	Managing Director of Goldman, Sachs International

Stephanie Hui	Managing Director of Goldman Sachs (Asia) L.L.C.

Adrian M. Jones	Managing Director of Goldman, Sachs & Co.

Michael E. Koester	Managing Director of Goldman, Sachs & Co.

Scott Lebovitz	Managing Director of Goldman, Sachs & Co.

Sanjeev K. Mehra	Managing Director of Goldman, Sachs & Co.

Kenneth A. Pontarelli	Managing Director of Goldman, Sachs & Co.

Sumit Rajpal	Managing Director of Goldman, Sachs & Co.

James Reynolds	Managing Director of Goldman, Sachs International

Ankur A. Sahu	Managing Director of Goldman Sachs (India) Securities Private Limited.

Andrew E. Wolff	Managing Director of Goldman Sachs International

SCHEDULE II-C

The name of the sole director and each executive officer of Exchange Parent Corp. and Exchange Merger Sub are set forth below.

The business address for all the executive officers listed below is c/o Goldman, Sachs & Co., 200 West Street, New York, New York 10282, except as follows: The business address of each of  Mitchell S. Weiss, Jason Levesque and Mark G. Riemann  is 30 Hudson Street, Jersey City, NJ  07302-4699.

All executive officers listed below are United States citizens, except as follows:   Nicole Agnew is a citizen of Canada.

Name	Position	Present Principal Occupation

Sumit Rajpal	President	Managing Director of Goldman, Sachs & Co.

Richard A. Friedman	Vice President	Managing Director of Goldman, Sachs & Co.

Nicole Agnew	Vice President	Managing Director of Goldman, Sachs & Co.

John E. Bowman	Vice President	Managing Director of Goldman, Sachs & Co.

Eric Goldstein	Director, Vice President	Managing Director of Goldman, Sachs & Co.
& Secretary

Laurie E. Schmidt	Vice President	Managing Director of Goldman, Sachs & Co.

Kathryn Ford	Vice President &	Vice President of Goldman, Sachs & Co.
Treasurer

Tracy Sellers	Vice President	Vice President of Goldman, Sachs & Co.

Mitchell S. Weiss	Vice President	Managing Director of Goldman, Sachs & Co.

Jason Levesque	Vice President	Vice President of Goldman, Sachs & Co.

Mark G. Riemann	Vice President	Vice President of Goldman, Sachs & Co.

SCHEDULE III

On July 15, 2010, Goldman, Sachs & Co. (“Goldman Sachs”) agreed with the Securities and Exchange Commission (the “SEC”) to settle the SEC’s pending case against Goldman Sachs relating to disclosures in the ABACUS 2007-AC1 CDO offering.  Goldman Sachs consented to the entry of a final judgment by the court, which approved the settlement, providing for the payment of penalties and disgorgement totaling $550 million, Goldman Sachs’s implementation of certain remedial measures focused on offerings of mortgage-related securities and an injunction against violating Section 17(a) of the Securities Act of 1933, as amended (the “Securities Act”) in the offer or sale of any security.  The conduct of Goldman Sachs alleged in the SEC’s complaint involved an offering of a synthetic collateralized debt obligation, which referenced a portfolio of synthetic residential mortgage-backed securities, by Goldman Sachs or its affiliates to qualified institutional buyers in reliance on the exemption from registration under the Securities Act provided by Rule 144A and to non-U.S. persons in reliance on the safe harbor from registration provided by Regulation S.  Specifically,  the complaint alleged that the offering materials, in describing the Portfolio Selection Agent for the portfolio of synthetic residential mortgage-backed securities, should have disclosed that the hedge fund assuming the short side of the transaction had played a role in the selection process.  In its consent to the judgment, Goldman Sachs acknowledged that it was a mistake not to disclose the role of the hedge fund.

The SEC has alleged that the huddles program of Goldman Sachs – a practice where Goldman Sachs equity research analysts allegedly provided their best trading ideas to Goldman Sachs traders and a select group of Goldman Sachs top clients – created a serious and substantial risk that analysts would share material nonpublic  information  concerning their published research with Asymmetric Service Initiative (“ASI”) clients and firm traders.  The SEC alleged that Goldman Sachs willfully violated Section 15(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by failing to establish, maintain, and enforce adequate policies and procedures to prevent such misuse in light of the risks arising from the huddles and ASI.  Without admitting or denying such violations, Goldman Sachs consented to the entry of an Order Instituting Administrative and Cease-and-Desist Proceedings Pursuant to Sections 15(b) and 21C of the Securities Exchange Act of 1934, Making Findings, and Imposing Remedial Sanctions and a Cease-and-Desist Order on April 12, 2012 (the “ASI Order”) by the SEC pursuant to which Goldman Sachs (i) shall cease and desist from committing or causing any violations and any future violations of Section 15(g) of the Exchange Act; (ii) is censured; (iii) paid a total civil money penalty of $22 million on April 19, 2012, $11 million of which was paid to the Financial Industry Regulatory Authority in a related proceeding, and $11 million of which was paid to the SEC, and (iv) shall comply with certain other undertakings, including a comprehensive review, including recommendations, of the policies, procedures and practices maintained and implemented by Goldman Sachs pursuant to Section 15(g) of the Exchange Act that relate to the findings of the ASI Order.

Starting in July 2008, Neil M.M. Morrison (“Morrison”) was employed by Goldman Sachs to solicit municipal underwriting business from, among others, the Commonwealth of Massachusetts Treasurer’s Office.  From November 2008 to October 2010, Morrison was also substantially engaged in the political campaigns, including the November 2010 Massachusetts gubernatorial campaign, for Timothy P. Cahill (“Cahill”), the then-Treasurer of Massachusetts.  Morrison worked on Cahill’s campaign during work hours using firm resources.  Morrison also made a secret, undisclosed cash campaign contribution to Cahill.  Within two years of Morrison’s contribution, Goldman Sachs engaged in municipal securities business with issuers associated with Cahill as Treasurer and as a candidate for Governor.  The SEC alleged that Goldman Sachs’s engagement in municipal securities business with these issuers violated Section 15B(c)(1) of the Exchange Act and MSRB Rule G-37(b), and that Goldman Sachs’s failure to maintain records of and to report in regulatory filings the contributions and campaign work, and to take steps to ensure that the attributed contributions, or campaign work or the conflicts of interest raised by them were disclosed in bond offering documents, violated MSRB Rules G-8, G-9, G-17, G-27 and G-37.  Without admitting or denying such violations (except as to the SEC’s jurisdiction over it and the subject matter of the proceedings), Goldman Sachs consented to the entry of an Order Instituting Administrative and Cease-and-Desist Proceedings, Pursuant to Sections 15(b), 15B(c)(2) and 21C of the Securities Exchange Act of 1934, Making Findings, and Imposing Remedial Sanctions and a Cease-and-Desist Order on September 27, 2012 (the “Morrison Order”).  Goldman Sachs agreed to cease and desist from committing or causing any violations and any future violations of Section 15B(c)(1) of the Exchange Act, MSRB Rule G-37(b), MSRB Rule G-17, MSRB Rule G-27, MSRB Rule G-37(e), MSRB Rule G-8 and MSRB Rule G-9.  Goldman Sachs is censured and was required to pay disgorgement of $7,558,942 and prejudgment interest of $670,033.  Of the $7,558,942 in disgorgement, $2,120,547 was deemed satisfied by Goldman Sachs’s payment of $1,512,902 to the Commonwealth of Massachusetts and $607,645 to the Massachusetts Water Pollution Abatement Trust in a related action by the Commonwealth of Massachusetts.  The remaining $5,438,395 and prejudgment interest of $670,033 was required to be paid to the SEC for remittance to the United States Treasury.  Finally, the Morrison Order required Goldman Sachs to pay a civil money penalty in the amount of $3,750,000 to the SEC, of which $1,875,000 was required to be transferred to the MSRB in accordance with Section 15B(c)(9)(A) of the Exchange Act, and of which the remaining $1,875,000 was required to be transferred to the United States Treasury.  The disgorgement, prejudgment interest and civil money penalty were all paid in full by submission of a wire to the SEC on October 3, 2012, and by submission of checks to the Commonwealth of Massachusetts and the Massachusetts Water Pollution Abatement Trust on October 4, 2012.